Exhibit 2(b)

                    MUTUAL OF AMERICA INVESTMENT CORPORATION

RE:  By-Law Amendments

The attached resolutions reflect suggested changes to the By-Laws which will allow the Corporation to avoid having stockholder meetings when the Investment Company Act of 1940 would not otherwise require them. At a minimum, the Corporation will be able to avoid having meetings that only elect directors or ratify selection of accountants.

            RESOLVED, that Article II, Section 2.2 of the Corporation's By-Laws be deleted and replaced in its entirety by the following:

            "Section 2.2. Annual Meeting. The Corporation shall not be required to hold an annual meeting of its shareholders in any year in which none of the following is required to be acted on by the holders of any class or series of stock under the Investment Company Act of 1940 (the "1940 Act"):
      (a) election of directors, (b) approval of the Corporation's investment advisory agreement with respect to a particular class or series; (c) ratification of the selection of independent public accountants; and (d) approval of the Corporation's distribution agreement with respect to a particular class or series. In the event that the Corporation shall be required to hold a meeting of shareholders by the 1940 Act, such meeting shall be held: (a) at a date and time set by the Board of Directors in accordance with the 1940 Act if the purpose of the meeting is to elect directors or to approve an investment advisory agreement or distribution agreement; and (b) on a date fixed by the Board of Directors during the month of February (i) in the fiscal year immediately following the fiscal year in which independent accountants were appointed if the purpose of the meeting is to ratify the selection of such independent accountants or (ii) in any fiscal year if an annual meeting is to be held for any reason other than as specified in the foregoing. Any shareholders' meeting held in accordance with the preceding sentence shall for all purposes constitute the annual meeting of stockholders for the fiscal year of the Corporation in which the meeting is held. At any such meeting, the shareholders shall elect directors to hold the offices of any directors who have held office for more than one year, or who have been elected by the Board of Directors to fill vacancies that result from any cause. Except as the Articles of Incorporation or statute provides otherwise, any business may be considered at an annual meeting without the purpose of the meeting's having been specified in the notice. Failure to hold an annual meeting does not invalidate the Corporation's existence or affect any otherwise valid corporate acts."


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            RESOLVED,  that the  second  and fifth  sentences  of  Article  III,
      Section  3.4  of  the  Corporation's   By-Laws  be  deleted  and  replaced
      respectively in their entirety by the following:

            "The   directors   shall  be  elected  at  the  annual   meeting  of
            shareholders, if any, or at any special meeting held for that purpose."

            "The term of office of each director shall be from the time of his/her election and qualification until the election of directors next succeeding his/her election and until his/her successor shall have been elected and shall have qualified, or until his/her death, or until he/she shall have resigned, or have been removed as hereinafter provided in these By-Laws, or as otherwise provided by statute or the Articles of Incorporation."